Exhibit 99.1

FOR IMMEDIATE RELEASE

Eco Wave Power Completes Full Installation at the Port of Los Angeles and Gears Up for First Operational Testing

Los Angeles, California –August 11, 2025 – Eco Wave Power Global AB (publ) (NASDAQ: WAVE), a leading onshore wave energy technology company, is pleased to announce that its U.S. pilot project at the Port of Los Angeles has successfully reached a major milestone with the completion of all installation works. This includes:

●	Full installation of all wave energy floaters

●	Connection of hydraulic pipes and supporting infrastructure

●	Placement of the onshore energy conversion unit

With installation works finalized by C&S Welding Inc., Eco Wave Power is now gearing up for the first operational testing of the pilot project, to be followed by an official unveiling ceremony on September 9, 2025, at AltaSea at the Port of Los Angeles.

“Completing installation at the Port of Los Angeles marks a significant milestone in our U.S. journey,” said Inna Braverman, Founder and CEO of Eco Wave Power. “As it will serve as a vital learning and demonstration platform for environmental surveys, regulatory engagement, and site visits by key stakeholders. It’s a showcase of how our technology can be implemented on existing marine infrastructure while advancing the path toward commercial wave energy in the United States.”

The Los Angeles project is designed as a non-grid-connected demonstration station, with the following key objectives:

1.	Demonstrate Eco Wave Power’s patented technology in real U.S. marine conditions

2.	Facilitate environmental monitoring and regulatory processes in collaboration with local stakeholders and authorities, including the U.S. Army Corps of Engineers

3.	Serve as a learning hub for officials, industry partners, and potential customers

4.	Lay the groundwork for future commercial, grid-connected projects in the U.S.

While U.S. energy production validation will remain limited to demonstration measurements, Eco Wave Power continues to rely primarily on real-world production from its grid-connected site in Israel, which will soon be joined by operational projects in Taiwan, India, and Portugal. Together, these sites will expand the company’s data collection and performance validation across diverse marine conditions, supporting the path to full-scale commercialization.

Eco Wave Power partnered with California-based companies to bring the pilot to life:

●	All-Ways Metal, a woman-owned fabrication company, produced the innovative floaters

●	C&S Welding Inc., a family-owned Wilmington contractor, performed the installation, leveraging nearly two decades of experience in port and marine infrastructure projects

“Completing the installation is a proud moment for our team,” said Ian Crichton, President of C&S Welding Inc. “Eco Wave Power’s system is an exciting clean energy solution, and we’re honored to play a role in its U.S. debut.”

About the Port of Los Angeles Project

Eco Wave Power’s onshore wave energy system attaches floaters to existing marine structures. The up-and-down motion of waves drives hydraulic cylinders, sending fluid to a land-based energy conversion unit, which produces electricity.

Key advantages include:

●	No footprint on the seabed, minimizing environmental impact

●	Modular, low-maintenance design for port and coastal environments

This high-visibility pilot forms an essential stepping stone for Eco Wave Power’s U.S. commercialization strategy and strengthens the company’s 404.7 MW global project pipeline.

About AltaSea

AltaSea at the Port of Los Angeles is a nonprofit center for blue economy innovation, research, and education. Dedicated to accelerating ocean-based solutions to climate change, AltaSea serves as a hub for sustainable business, environmental progress, and community engagement.

About Eco Wave Power Global AB (publ)

Eco Wave Power (NASDAQ: WAVE) is a pioneering onshore wave energy company transforming ocean and sea waves into clean, cost-efficient electricity using its patented and intelligent technology.

With a strong commitment to addressing climate change, the company developed and operates Israel’s first grid-connected wave energy power station—recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL.

Eco Wave Power is actively expanding its global footprint, with upcoming projects planned in the Port of Los Angeles, Portugal, Taiwan, and India—contributing to a growing project pipeline of 404.7 MW.

The company has earned support and recognition from leading international organizations, including the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and is a proud recipient of the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares are listed on the Nasdaq Capital Market under the symbol “WAVE.” For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that the Company’s technology is a showcase to advancing the path toward commercial wave energy in the United States and its expectation that the Company’s first U.S. wave energy project will be unveiled on September 9th. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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